

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2014

Via E-mail
Mr. Steven J. Geiser
Chief Financial Officer
PMC-Sierra, Inc.
1380 Bordeaux Drive
Sunnyvale, CA 94089

>   **Re: PMC-Sierra, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 28, 2013**
>   **Filed February 26, 2014**
>   **File No. 000-19084**

Dear Mr. Geiser:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2013

Consolidated Financial Statements, page 45

Notes to Consolidated Financial Statements, page 54

Note 1.Summary of Significant Accounting Policies, page 54

Inventories, page 55

1. Please clarify for us the method by which you remove amounts from inventory. From your current disclosures it appears to be standard cost, which approximates actual costs under the weighted average cost method. Given the inventory policy footnote in your 2012 Form 10-K indicates you used the first-in, first-out method to remove costs from

inventory, tell us whether you changed your accounting methodology related to the removal of costs from inventory during fiscal 2013.

<u>Note 19. Error Corrections, page 86</u>

2. Explain to us how you considered the requirements of Item 4.02 of Form 8-K and why you concluded that disclosure on Form 8-K was not required for the restatement of your financial statements included within this filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief